Exhibit 99.1

Telesat reports results for the three and nine months ended September 30, 2026

OTTAWA, CANADA – October 29, 2026 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three- and nine-month periods ended September 30, 2026. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“I’m pleased with the strong progress we made last quarter and throughout the year on our key strategic objectives,” commented Dan Goldberg, Telesat’s President and CEO. “The third quarter marked the signing of our landmark $2.7 billion initial agreement with the Government of Canada for the ESCP-P program, a major milestone in validating the large and growing opportunity for Telesat Lightspeed in the sovereign satellite communications space. We see this initial ESCP-P contract as just the first step in a very attractive pipeline of government and defence opportunities with Canada and allied countries, and we’re moving in a focused way to secure those opportunities and turn them into contracted backlog. In parallel, we’re making steady progress on the initial Telesat Lightspeed constellation, now expanded to a planned 225 satellites, and the ground infrastructure that will support it. Telesat Lightspeed is fully funded and we expect to commence high latitude commercial service around the end of Q1 2028.”

“In our GEO business, we continue to be laser-focused on maximizing the revenue and cash flow from our existing GEO satellite fleet while at the same time taking a highly disciplined approach to cost management. Our GEO business has performed consistent with our expectations in the first nine months of the year, and we are reiterating our 2026 GEO revenue and adjusted EBITDA guidance.”

“Finally, we remain focused on refinancing the Telesat GEO debt, as it begins to mature later this year. Our advisors continue to seek good-faith engagement with the Telesat GEO debtholders and to evaluate other alternatives as well, with the goal of reaching an outcome that is fair to all stakeholders.”

For the quarter ended September 30, 2026, Telesat reported consolidated revenue of $81 million, a decrease of 20% ($20 million) compared to the same period of the prior year, and adjusted EBITDA1 of $12 million, a decrease of 74% ($35 million) from the third quarter of 2025. Foreign exchange did not materially impact these year-on-year comparisons. Excluding the impact of higher expenses related to our debt refinancing process, adjusted EBITDA decreased 41%. Telesat net loss for the quarter was $157 million compared to a $121 million loss in the prior year. The increased net loss was primarily due to lower adjusted EBITDA and a larger loss associated with increases in the fair value of the Telesat Lightspeed Financing Warrants, partially offset by a foreign exchange gain in the third quarter of 2026 compared to a foreign exchange loss in the third quarter of 2025.

In our GEO segment, revenue for the quarter was $79 million, a decrease of 21% ($22 million) from the same period in 2025. The revenue decline was driven primarily by non-renewal of a broadcast contract in 2025 and a reduction in contracted capacity for a broadcast customer in 2026, combined with a reduction in service to a North American broadband customer and the removal from service of certain geostationary satellites. GEO segment adjusted EBITDA for the quarter was $36 million, a 43% ($27 million) decline from the comparable period in 2025, reflecting lower revenue and higher expenses related to our debt refinancing process. Adjusted EBITDA for the third quarter of 2026 included $25 million in expenses relating to our debt refinancing process. Excluding these costs, adjusted EBITDA for the GEO segment was 23% lower than the prior period and the adjusted EBITDA margin1 was 78%, compared to 79% in the same period of 2025.

In our LEO segment, we invested $368 million in the Telesat Lightspeed program in the third quarter of 2026, comprising $24 million in operating expense and $344 million in capital expenditure.

For the nine-month period ending September 30, 2026, Telesat reported consolidated revenue of $247 million, a decrease of 24% ($77 million) compared to the prior year, and adjusted EBITDA1 of $69 million, a decrease of 60% ($104 million) from the first nine months of 2025. Foreign exchange does not materially impact these year-on-year comparisons. Excluding the impact of higher expenses related to our debt refinancing process, adjusted EBITDA decreased 42%. Telesat net loss for the first nine months of 2026 was $867 million, compared to a $97 million net loss in the prior year. The variance was primarily due to a loss associated with an increase in the fair value of the Telesat Lightspeed Financing Warrants, a GEO goodwill impairment charge, lower adjusted EBITDA, and a foreign exchange loss.

GEO segment revenue in the nine months ending September 30, 2026 was $243 million, a 24% decline ($79 million) from the same period in 2025. GEO segment adjusted EBITDA for the nine months ending September 30, 2026 was $135 million, a 40% decline from the comparable period in 2025. Excluding expenses related to our debt refinancing process, adjusted EBITDA for the GEO segment was 28% lower than the prior period, and the adjusted EBITDA margin was 74% in the first nine months of 2026, compared to 78% in the same period of 2025.

Telesat invested $705 million in the Telesat Lightspeed program in the first nine months of 2026, of which $64 million was recorded as operating expense and $641 million as capital expenditure.

As of September 30, 2026, backlog2 for our GEO segment totaled approximately $779 million and LEO backlog2 totaled approximately $5.6 billion. GEO satellite utilization was approximately 59% at September 30, 2026.

Business Highlights

●	In August, Telesat announced a $2.7 billion agreement, including option periods, with Canada’s Defence Investment Agency to deliver Telesat Lightspeed Military Ka-band services to the Canadian Armed Forces for the Enhanced Satellite Communications Project – Polar (ESCP-P) program. The contract is for a period of 15 years, including option years, with service under the contract beginning once Telesat Lightspeed enters commercial service. The contract includes milestone-based payments totaling $2.0 billion which are expected to be received between Q3 2026 and Q4 2028. The milestone payments will principally be used to fund the expansion of the Telesat Lightspeed constellation from a planned 156 to 225 satellites.

2026 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.38)

Telesat is reiterating its 2026 GEO segment guidance provided in March:

●	GEO revenue to be between $300 million and $320 million;

●	GEO Adjusted EBITDA[1] to be between $210 million and $230 million, excluding non-recurring debt refinancing costs.

Telesat is adjusting its Telesat Lightspeed spending forecast to reflect the expected timing of satellite and launch payments:

●	Total spending on the Telesat Lightspeed program, including both expensed and capitalized costs, is now expected to be in the $1.1 billion to $1.3 billion range, compared to the $1.3 billion to $1.5 billion range we provided when we reported second quarter 2026 earnings.

Telesat’s quarterly report on Form 6-K for the quarter and nine months ended September 30, 2026, has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Thursday, October 29, 2026, at 10:30 a.m. EDT to discuss its financial results for the three- and nine-month periods ended September 30, 2026. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Donald Tremblay, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-715-9871. Callers outside of North America should dial +1-646-307-1963. The access code is 7883390 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/xpg46ypy. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on October 29, 2026, until 11:59 p.m. EDT on November 12, 2026. To access the replay, please call +1-800-770-2030. Callers from outside North America should dial +1-609-800-9909. The access code is 7883390 followed by the number sign (#).

About Telesat

Telesat Corporation (Nasdaq and TSX: TSAT) is a global satellite operator and leader in advanced satellite communications. Through its Telesat Lightspeed Low Earth Orbit (LEO) network, Telesat is delivering a new generation of high-performance connectivity for telecom, enterprise and government customers. Designed around open standards, Telesat Lightspeed enables seamless integration of high-throughput, low latency satellite services into existing terrestrial networks and operations, extending and augmenting network capabilities with greater control, visibility and assurance. Its advanced, software-defined architecture operates in both commercial and military Ka-band spectrum, enabling secure, resilient broadband communications with protection against evolving threats. Backed by nearly 60 years of innovation and engineering excellence, Telesat is uniquely positioned to help customers solve their most complex communications challenges with scalable and future-ready solutions. For updates on Telesat, follow us on LinkedIn and X, or visit www.telesat.com.

Investor Relations Contact:

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2026, estimated timing of the commencement of global commercial service on Telesat Lightspeed and the growth opportunities of Telesat Lightspeed, including potential government and defence opportunities with Canada and allied countries, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “continue,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation, the ability to refinance Telesat GEO Inc.’s debt, the outcome of litigation related to Telesat GEO Inc.’s debt and the 62% equity distribution, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2025, that was filed on March 17, 2026, and subsequent reports on Form 6-K, including the Form 6-K that was filed on October 29, 2026 with the United States Securities and Exchange Commission (SEC) and with Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval + (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR+’s website at www.sedarplus.ca.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Loss

For the periods ended September 30,

	Three months		Nine months
(in thousands of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Revenue	$80,631	$101,060	$247,184	$323,915
Operating expenses	(73,752)	(57,852)	(190,816)	(161,450)
Depreciation	(22,574)	(26,168)	(66,768)	(77,991)
Amortization	(8,766)	(11,314)	(26,106)	(33,852)
Other operating (losses) gains, net	(27)	251	(82,081)	4,070
Operating (loss) income	(24,488)	5,977	(118,587)	54,692
Interest expense	(54,820)	(54,197)	(155,224)	(164,492)
Gain on repurchase of debt	—	—	—	6,896
Interest and other income	4,962	5,718	10,975	18,760
Loss on changes in fair value of financial instruments	(89,510)	(63,120)	(577,256)	(109,780)
Gain (loss) on foreign exchange	3,179	(32,282)	(34,027)	84,808
Loss before income tax	(160,677)	(137,904)	(874,119)	(109,116)
Tax recovery	3,455	16,821	7,398	12,105
Net loss	$(157,222)	$(121,083)	$(866,721)	$(97,011)

Net loss attributable to:
Telesat Corporation shareholders	$(47,018)	$(35,269)	$(258,295)	$(29,811)
Non-controlling interest	(110,204)	(85,814)	(608,426)	(67,200)
	$(157,222)	$(121,083)	$(866,721)	$(97,011)

Net loss per common share attributable to Telesat Corporation Shareholders
Basic	$(3.09)	$(2.38)	$(17.27)	$(2.04)
Diluted	$(3.09)	$(2.38)	$(17.27)	$(2.04)

Total Weighted Average Common Shares Outstanding
Basic	15,202,449	14,797,243	14,957,942	14,592,627
Diluted	15,202,449	14,797,243	14,957,942	14,592,627

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	$813,825	$509,798
Trade and other receivables	48,725	58,422
Other current financial assets	550	430
Current income tax recoverable	20,980	5,952
Prepaid expenses and other current assets	241,684	257,456
Total current assets	1,125,764	832,058
Satellites, property and other equipment	3,403,965	2,716,708
Deferred tax assets	5,796	4,231
Other long-term financial assets	20,427	18,283
Long-term income tax recoverable	2,859	6,993
Other long-term assets	322,666	368,657
Intangible assets	420,340	442,278
Goodwill	2,204,133	2,214,575
Total assets	$7,505,950	$6,603,783

LIABILITIES
Trade and other payables	$70,804	$57,447
Other current financial liabilities	1,449,939	857,637
Income taxes payable	158	2,772
Other current liabilities	46,683	58,431
Current indebtedness	2,750,299	2,341,145
Total current liabilities	4,317,883	3,317,432
Long-term indebtedness	1,306,912	1,152,462
Deferred tax liabilities	60,612	91,991
Other long-term financial liabilities	9,002	10,091
Other long-term liabilities	771,165	262,211
Total liabilities	6,465,574	4,834,187

SHAREHOLDERS’ EQUITY
Share capital	93,211	69,997
Accumulated earnings	71,262	330,814
Reserves	174,446	130,009
Total Telesat Corporation shareholders’ equity	338,919	530,820
Non-controlling interest	701,457	1,238,776
Total shareholders’ equity	1,040,376	1,769,596
Total liabilities and shareholders’ equity	$7,505,950	$6,603,783

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30,

(in thousands of Canadian dollars)	2026	2025
Cash flows from operating activities
Net loss	$(866,721)	$(97,011)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation	66,768	77,991
Amortization	26,106	33,852
Tax recovery	(7,398)	(12,105)
Interest expense	155,224	164,492
Interest income	(13,342)	(19,070)
Loss (gain) on foreign exchange	34,027	(84,808)
Loss on changes in fair value of financial instruments	577,256	109,780
Share-based compensation	11,749	8,610
Loss (gain) on disposal of assets	22	(3,840)
Gain on disposal of subsidiaries	—	(230)
Gain on repurchase of debt	—	(6,896)
Impairment	84,469	—
Deferred revenue amortization	(34,431)	(46,124)
Pension expense	3,377	4,089
Other	3,880	7,424
Income taxes paid, net of income tax received	(20,469)	8,264
Interest paid, net of interest received	(115,401)	(122,749)
Government grant received	5,905	—
Customer prepayments on future satellite services	509,624	—
Operating assets and liabilities	(15,741)	75,241
Net cash from operating activities	404,904	96,910
Cash flows used in investing activities
Cash payments related to satellite programs	(428,665)	(444,391)
Cash payments related to property and other equipment	(152,432)	(100,278)
Net proceeds from disposal of assets	—	4,519
Net proceeds from disposal of subsidiaries	—	235
Government grant received	3,022	—
Investment acquisition	(2,584)	—
Net cash used in investing activities	(580,659)	(539,915)
Cash flows generated from financing activities
Proceeds from indebtedness	497,325	404,996
Repurchase of indebtedness	—	(4,501)
Payment of debt issue costs	(15,171)	—
Payments of principal on lease liabilities	(2,141)	(2,175)
Satellite performance incentive payments	(2,500)	(1,400)
Proceeds from exercise of stock options	1,334	—
Tax withholdings on settlement of restricted and performance share units and exercise of stock options	(14,795)	(8,445)
Net cash generated from financing activities	464,052	388,475
Effect of changes in exchange rates on cash and cash equivalents	15,730	(14,929)

Changes in cash and cash equivalents	304,027	(69,459)
Cash and cash equivalents, beginning of period	509,798	552,064
Cash and cash equivalents, end of period	$813,825	$482,605

Telesat’s Adjusted EBITDA Margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2026	2025	2026	2025
Net loss	$(157,222)	$(121,083)	$(866,721)	$(97,011)
Tax recovery	(3,455)	(16,821)	(7,398)	(12,105)
(Gain) loss on foreign exchange	(3,179)	32,282	34,027	(84,808)
Loss on changes in fair value of financial instruments	89,510	63,120	577,256	109,780
Interest and other income	(4,962)	(5,718)	(10,975)	(18,760)
Interest expense	54,820	54,197	155,224	164,492
Gain on repurchase of debt	—	—	—	(6,896)
Depreciation	22,574	26,168	66,768	77,991
Amortization	8,766	11,314	26,106	33,852
Other operating (gains) losses, net	27	(251)	82,081	(4,070)
Non-recurring compensation expenses(1)	415	614	1,221	1,836
Non-cash expense related to share-based compensation	4,810	3,018	11,749	8,610
Adjusted EBITDA	$12,104	$46,840	$69,338	$172,911

Revenue	$80,631	$101,060	$247,184	$323,915
Adjusted EBITDA Margin	15.0%	46.3%	28.1%	53.4%

End Notes

[1]	Non-IFRS Accounting Standards Measures – Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

[2]	Telesat’s backlog represents future revenue expected to be recognized from existing enforceable contracts and other arrangements. As of September 30, 2026, GEO backlog was $0.8 billion and LEO backlog was $5.6 billion.

[3]	Includes severance payments and special compensation and benefits for executives and employees.